Filed Pursuant to Rule 253(g)(2)

File No.  024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 3 DATED JUNE 7, 2019

TO THE OFFERING CIRCULAR DATED APRIL 26, 2019

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated April 26, 2019, as filed by us with the Securities and Exchange Commission (the “SEC”) on April 26, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update the status of our follow-on offering; and
•	Update our asset acquisitions.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on August 15, 2016.  On April 26, 2019, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) (together with the Offering, the “Offerings”) of $35,696,040 in common shares. As of June 6, 2019, we had raised total aggregate gross offering proceeds of approximately $52.67 million, and had issued approximately 5.26 million common shares in the Offerings, purchased by approximately 4,812 unique investors.

The Follow-on Offering is expected to terminate on or before May 7, 2021, unless extended by our Manager, RM Adviser, LLC (“Manager” or “RM Adviser”), as permitted under applicable law and regulations.

Asset Acquisitions

The following information supplements the section of our Offering Circular captioned “Plan of Operation”:

La Privada – El Paso, TX

On May 31, 2019, we acquired a $4,745,228 joint venture limited partnership equity investment (the “Equity Investment”) for the acquisition and renovation of Class B multifamily apartment complex in El Paso, Texas (the “Property”).  The sponsor of this transaction is our manager, RM Adviser.

The real estate company managing the project plans to improve the Property through a strategic renovation program, renovating units that become available due to normal tenant turnover, and re-leasing the renovated units at a higher rental rate. Unit interior renovations include new hardware and lighting fixtures, upgrades to the cabinets, and resurfaced countertops. The real estate company also intends to replace all toilets, showerheads, and aerators with low-flow models, resulting in resource conservation and cost savings. The unit interior renovations will take place in conjunction with common area and amenity enhancements such a new playground, outdoor lounge, and upgraded BBQ areas. As of April 2019, the Property was 93% occupied with average in place rents of $652 per unit.

RM Adviser, our Manager and a wholly-owned subsidiary of Realty Mogul, Co., sponsored this transaction. The Property is RM Adviser’s first direct acquisition. Realty Mogul is a private equity firm with investments in over $2 billion of real estate, including historical investments in over 16,000 apartment units. Through RM Adviser, Realty Mogul targets multifamily assets in stable and emerging U.S. markets. In addition to direct acquisitions, Realty Mogul deploys capital in multifamily, office, retail and industrial properties through joint venture equity, senior, and subordinated debt investments nationally. In addition to us, RM Adviser currently manages MogulREIT II, Inc., a public, non-traded REIT, and has a hands-on approach to investments and asset management. We also partnered with an experienced property management company that specializes in, and has a track record with, the management and operation of multifamily properties locally. The firm currently manages over 100,000 units located in 13 states and consists of both market rate and affordable units. The Property will be subject to competition from similar apartment communities within its market area, and its economic performance could be affected by changes in local economic conditions.

In line with RM Adviser’s real estate acquisition strategy, the Property is situated in a resilient market. According to CoStar market reports, El Paso incurred cumulative job losses of less than 3% during the last recession beginning in 2007. El Paso has significant military exposure, with Fort Bliss and William Beaumont Army Medical Center situated within the metro area. We believe that the solid base of government jobs in the area should provide a strong hedge against future economic downturns.  Fort Bliss employs nearly 50,000 military and civilian personnel, and the Beaumont Center is undergoing a major $650 million expansion that is expected to be delivered in 2019. Lastly, per Costar, job growth in El Paso has escalated in recent quarters and current employment is more than 10% above the metro area's prerecession peak.

Acquisition of JADAK Headquarters—Syracuse, NY

As previously disclosed, on June 28, 2017, we acquired a preferred equity investment for the acquisition a 55,000 square-foot Class A office/industrial-flex building located at 7279 William Barry Boulevard in Syracuse, New York.  On June 3, 2019, the preferred equity investment was paid off in full in the amount of $1,514,708, which included $1,500,000 in outstanding principal plus $14,208 in accrued interest through June 10, 2019 and legal fees.